February 27, 2017

VIA EDGAR TRANSMISSION

Ms. Stacie Gorman

Senior Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Request for Qualification for

Mayflower Investment Group, Inc. Post-Qualification Amendment filed February 21, 2017 To Offering Statement on POS 1-A

Form 1-A qualified October 31, 2016 File No. 024-10558

Dear Ms. Gorman:

Mayflower Investment Group, Inc. (“Company”) hereby respectfully requests acceleration of the qualification of the above-referenced Offering Statement to 10:00 a.m. ET on March, 1st, 2017, or as soon as possible thereafter. Please send a copy of the written order from the Securities & Exchange Commission (the “Commission”) verifying the qualified time and date of the Offering Statement to our CEO, Mayflower Investment Group, Inc, Attention: Hamon Francis Fytton,

e-mail: CEO@MayflowerInvestment.com direct line is 561-210-7553.

On behalf of the Company, the undersigned: (i) confirms that at least one state has advised the Company that it is prepared to qualify the offering, and (ii) acknowledges that:

1.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 561-210-7553.

Sincerely,

Mayflower Investment Group, Inc.

By: /s/ Hamon Francis Fytton

Name: Hamon Francis Fytton

Title: CEO & President…Mayflower Investment Group, Inc.